Filed by Exxon Mobil Corporation
(Commission File No.: 001-02256)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Pioneer Natural Resources Company
(Commission File No.: 001-13245)

The following is a transcript of a video posted to Exxon Mobil Corporation’s intranet on October 11, 2023:

M. Furman

Hi everybody. I'm joined here by Darren Woods and Neil Chapman. It is the day before we intend to announce our transaction with Pioneer, and we thought we'd take a moment out of a very busy day, and actually talked to them about this deal. Darren and Neil, thanks so much for doing that.

D. Woods and N. Chapman

Sure.

M. Furman

Darren, I would start with you. First question, why Pioneer?

D. Woods

Well, if you go back to the strategy that Neil and his team put together some time ago, looked at the challenges associated with coming off of what has been a really strong portfolio of growth opportunities that carry us through 2027, 2028. But like always, this depletion business begins to catch up with you. And every year here you’re, depleting more and more of your resource.

And so the big challenge in the Upstream, as most people know, is we've got to keep filling that hopper and bringing in new opportunities. As the upstream strategy looked at that, how do you address that challenge really came down to three key areas of focus. One is find new resources through exploration. So a lot of work in terms of making our exploration more productive.

The second is get more out of the resource that you already got, which is the technology challenge that Linda and her team are working on. And then the third is, you know, acquire or merge with somebody to bring in resources are out there and you have to do all three of those things. You can't pick one or the other.

We've got to keep advancing and looking for opportunities in all three of those buckets. Then the challenge with an acquisition is to find an opportunity where the skills and the advantages that you bring complement the other parties’. And so that the combination of the two is greater than the sum of either together. So that's kind of the challenge that we have.

And frankly, with this opportunity with Pioneer, we basically achieve that, that what we bring to the equation and what Pioneer brings to the equation with their people and their acreage and our technology and our development expertise actually results in something bigger than either one of us could do on our own. So it's a great opportunity for the company, for both companies.

M. Furman

Neil, I’ll ask you the same question.

N. Chapman

Yeah, I think Darren said it. I mean, the key to any merger or acquisition is that the sum of the parts is bigger, more valuable than the sum of the individual components. Pioneer has been highly successful, well- respected. They've built an enormous business, entrepreneurial. They have this enormous inventory, the largest undeveloped inventory in the Midland Basin, one of the largest undeveloped inventories actually, certainly in North America, if not the world.

And in parallel, our organization has been building this capability to develop oil and gas out of the unconventional space, more capital efficient, higher capital efficiency, lower cost and getting more hydrocarbons out of the rock than others have done. So you put these two organizations, these two highly successful organizations together to go on the largest inventory of undeveloped resource in North America, both from what Pioneer have and what we have. That's what creates value. And Matt, the other thing to say, one other thing, we're going to do it at the lowest carbon footprint in the industry as well.

M. Furman

The charge will be we’re just doubling down on the gas. But there's a real strong environmental story here.

D. Woods

Absolutely. Yeah. And I wouldn't accept the doubling down on oil and gas. I think that's a superficial way of thinking about this. If what we're really doubling down on first and foremost is our people and their capability.

And we've built an organization and that has unique advantage, unique capabilities that we're now bringing to bear, working with the Pioneer Asset Base. So this is doubling down on that capability, that hard work the organization put, it is doubling down on our technology efforts that we put in. You know, I challenged the technology organization to find a way to recover more of that resource, and they've made tremendous progress on doing that.

And we've got more opportunities coming in that space. And so we're going to double down on the technology that we can bring to bear and to produce oil more cost effectively. And then third is we're doubling down on our emissions reductions. As Neil, just said, we are driving our own operations down to net zero in the Permian by 2030.

And by bringing that approach to Pioneer, we can help bring their operations down to net zero by 2035, if not sooner. But that's what we're doubling down on, is our capability and ability to meet the demands of society cost effectively, efficiently and with the lowest emissions intensity.

N. Chapman

Matt I'd tell you that Darren has been relentless for the six years that I've been in this job. To get more out of this resource than anyone else can do. I mean, you've been very consistent that point with the organization for a long time and what we're doing is we got to a stage now in that the journey is not finished, but we've developed this leadership capability based on technology, which we're now applying to a larger resource.

M. Furman

So why did Pioneer choose us?

N. Chapman

Well, first of all, I think I think their leadership team and their board of directors have great respect for who we are as a company, not just what we do, but the way that we do it. Actually, the values of Pioneer is very similar to our own. People do things in the right way.

It's not just what we do. We do it in the right way with the highest level of integrity. People are committed to the task. People do their operations day in, day out with an extra extraordinary amount of commitment. We see the same thing in Pioneer as ExxonMobil. So I think there's a compatibility in terms of how we do it.

I think they see what we're doing in the unconventional space and like us, understand that if we put these two great sense of capabilities together on the largest resource, there's value for everybody here, and it's value for both sets of shareholders. I would also say I think there's a great attraction in our business plan. You know, Pioneer is in Texas producing oil and gas and highly successful at it.

If you think about our business, we have much more diversity to our portfolio where we're not just in unconventional in the U.S. We're in liquefied natural gas, we're in deep water, we're in South America, in the Middle East, we're in Southeast Asia. We've enormous scale in our upstream business. But we also have a product solutions business. We're one of the leaders in transportation fuels around the world.

One of the leaders in lube oil, we are one of the leaders in chemicals so that provides great diversity based on a growth plan which we've talked about for the last five or six years. And I think it's well recognized what a great portfolio we have. And then and I think it's key as we go towards an energy transition, a period when the world needs to lower carbon emissions, I think they see what we're doing in that space.

You know, we're leveraging our capabilities in subsurface, in carbon capture and sequestration, all large project capabilities that we can apply to hydrogen, refining capabilities, we can apply to biofuels. So if you're looking to diversify your investment and go to a company that's growing, has flexibility to pivot during the energy transition, I suspect the combination of all of that makes it pretty appealing.

M. Furman

Darren, you talked about one plus one equals three and the notion behind that. But if you could just take us into your mind just a bit on a transaction like this, the size, the scope, what goes in, what goes on behind the scenes in your head if you think about putting something like this together?

D. Woods

Well, first of all, we got to have confidence in the organization that we have and the work that we've been doing.

And I think the journey we've been on for the last six years has really built a very strong and capable team because that is a challenge to when you bring two companies together to kind of develop the integration plan and then go off and execute that. And so we've got to have a lot of confidence in the organization that you have today.

I think another really important factor when we're thinking about merging two companies is a little bit like — I'd use the analog of how we've been bringing in very senior people from the outside into ExxonMobil, which is, as you know, something that we've only been doing very, very recently. We've got Craig Morford in as our general counsel, you, Dan Ammann into our low carbon solutions business and Kathy Mikells on to the management committee, which, you know, we've never brought people in at that level. And I think when we first started doing so there was skepticism about how do you bring somebody, so many people with so many different experiences and backgrounds and capabilities into our organization, will that work? Will they fit? Will it produce, you know, will they contribute effectively?

And as you know, it's been a huge success because we focused very much on, first of all, making sure that people have got the right capabilities, which is kind of what gets you into the front door. But more importantly, you know, the values, the beliefs, the commitment that every individual that comes into this company has. And we find that that core value in the consistency of behaviors and focus and commitment to delivering for the company and caring about the people that we have in this company — that resonates with everybody.

You know, there's a lot of things that make us the same. People will focus on what makes us different, but there's a lot that makes us the same. And as a result of that, we've been extremely successful with the external folks coming in, contributing at a level that frankly, we couldn't do ourselves. The skill set they bring in complements what we've got, and I think that's what we look for is the complement.

You know, you don't want to just repeat what you've already got. You want to find things that where, again, as we've said, you put the two things together and you've got something better than either was before. We are looking for that. And then the final point is you've got to do it at a scale that's meaningful. We're a very large company, and so if we're going to go to the effort of bringing that in, it's got to have big to start with or certainly have the potential to be big going forward.

And I think this particular transaction has certainly that capability. It is there today. I think we can make it bigger as we go forward. So a lot of a lot of what we're doing there ties into our core capabilities in strength, our strategy and will be a significant contribution to the corporation's performance and earnings and cash flow growth.

M. Furman

So you really do spend time looking at compatibility?

D. Woods

Absolutely. That is going to be I mean, that well, you know, it’s the glue that holds us all together. I mean, this is — if you're going to be successful, this is just an environment, an industry that has tons of challenges in it and being able to work together, collaborate, innovate, addressing those challenges in a constructive way, raising our game to a higher level that takes real teamwork, and that means you've got to lock arms.

And I think finding somebody that you like locking arms with and rushing into the challenges is absolutely critical. And so that is a really important part of this equation.

M. Furman

So given our size and Pioneer's size, how should they be thinking about this merger or combination?

D. Woods

Well, you know, the way the way Neil and I have been talking about this and looking at it, we're not looking at the whole of ExxonMobil in comparison to Pioneer.

What we're looking at is our unconventional business and what we're doing in the unconventional plays versus pioneer. When you look at it on that basis, these two businesses, it's in effect a merger of equals. We've got, you know, very similar levels of production, very similar levels of aspirations, the same kind of commitment and resolve to kind of drive that business and achieve, you know, volumes growth.

And so we're very much thinking of this as a merger of equals and then coming together in this collaborative effort that we've been talking about. And then the nice thing is the broader size of ExxonMobil just allows people the springboard to get into a much bigger set of opportunities. But with respect to the actual businesses, it is a merger of equals.

M. Furman

So Neil, you talked a little bit about integration and the opportunities ahead. I'm curious the things that you're most excited about or want to do. What's the what's high on your list?

N. Chapman

Well, first of all, let me tell you, I'm very excited. I'm very excited about this transition because, you know, Darren talked about the compatibility with the organizations, and that's indeed the case.

But they are different. We bring different skill sets and putting those two skillsets together in the unconventional space, I'm not sure where it would lead to, but I know it leads to something better than each of us have individually. And that's at the core of what we're trying to do. But I would say broader across the corporation.

M. Furman

So Darren, I have to ask, there's a bit of chatter both externally and internally in this company over the years about our XTO merger acquisition. How does this compare?

D. Woods

Oh, this is night and day from where we were. Think about that as 2009. If you go back to that time frame, that was an acquisition to fill a gap that we had in our capability set. We'd underestimated the potential of XTO and the unconventional player in unconventional. And we bought XTO to basically fill a hole and build that capability and understanding of what we recognized was going to be a very large part of the industry going forward. It actually, had much more potential than we anticipated at that stage and a lot more supply came on lower prices and that undermined the value of the deal. If you look at where we're at today, 14 years on, we understand the unconventional business very, very well.

We've just talked about the effort we've put in to really understanding and improving upon and driving value to our unconventional space. The challenge that we've given technology to understand how we improve production and resource, and then we've been putting that out into the field and demonstrating that capability. So we now have an understanding of a play in a resource that I would say is as good as, if not better than anybody else out there.

Now we're taking that understanding and we're applying it to a new opportunity set in the exact same space. So we've got a lot of understanding and knowledge that we're using to understand the value of this potential merger. I would also tell you that Neil and his team, if you look at the detail and the rigor that they put into modeling, leveraging that understanding that we've developed over the last 14 years, I'm pretty sure there is nobody out there that's built a as detailed as a model to understand what is the value of this combination that Neil and his team have.

So I think we've got a really good line of sight to the value opportunity. We understand the potential there and we to understand how to go get it. And I know that Neil and Liam and the team are absolutely confident that they can, and working with the Pioneer folks, extract that value, drive that value add. So it's a very different situation from where we were 14 years ago.

M. Furman

Thank you for that. So I want to conclude with an opportunity for the two of you to speak directly to the Pioneer team. We’re sharing this video with them. We'll be watching this at the same time as all of us at Exxon Mobil. So Neil lets start with you.

N. Chapman

Well, I'll be crystal clear. It'll be a very, very warm welcome. You know, we want to make this a combined organization.

I talked earlier on about these complementary skills and complementary capabilities with like-minded people. And so I've always felt Exxon may be very, very large, but it's always been a family atmosphere. And that's what we will continue. And I think I'm sure that the employees of Pioneer are going to come in, are going to join us in this joint company in what is very large but a family atmosphere.

If you're interested in staying in the unconventional business, which Pioneer have been so successful doing, you've now got double the size to play in. You know, do your work in the Midland Basin, you can work in the Delaware Basin or you can work in Appalachia or Eagle Ford or the Balkan or wherever. If you're interested in a broader upstream career, as I said, we have all these other technologies you can work anywhere in the world. If you're interested in a career that's going to diversify into other areas like chemicals or downstream or low carbon solutions, the opportunity set is there. You get a warm welcome to a company that offers tremendous opportunities and we're not going to wait. You know, I've been very, very clear and Liam is absolutely agrees with me on this point.

We're going to go out and we're going to visit with all of the Pioneer employees, not just in the coming weeks, in the coming days. We don't have answers to everything, but we want to get to know everybody. We want to be there to answer your initial questions. And Liam is going to take his team and go around both in Midland and in Las Colinas and talk to you about the way we see this merger going.

D. Woods

Yeah, I think, you know, my message to the Pioneer employees is we need them. We're counting on them. You know, this is, I think, an operation where we're looking to bring the best of both together and do more than either one of us know how to do today. And I am absolutely confident that the Pioneer employees have a perspective and a capability set and an experience set that they can contribute not only to what we're doing in the unconventional space in the Permian, but across our company.

If they have the desire to do that, we want to give that to them. This is about teamwork and partnership. And I think one of my big disappointments in this job, in this role is, frankly, I think the perception that's painted by the media and outside forces about what this company is, what we believe in and what we try to do is misrepresented and it always disappoints me because, as Neil said, we're a family.

We work together, we've grown up together. And we're opening up an aperture here for folks to come in and, I think, contribute in in as many ways as they can. I think one of the strengths of our company is we're always looking to develop people to their full potential to meet their aspirations. And if you have aspirations as an individual to stay in one area and grow up and focus on that, you get to do that.

If you have aspirations to travel the world and expand your portfolio, you can do that. If you have aspirations to participate in different parts of the business, you can do that. There's a there's a lot of optionality here, and I think I'm excited by the opportunity of bringing the people together. And I think when they get a sense for what we do and how we do it, I think they're going to find the opportunities really exciting.

And I'm excited to see that happen and I'm excited to get in and start engaging.

N. Chapman

Yeah.

M. Furman

Thanks to you both for making the time the of a busy day.

We appreciate it.

D. Woods and N. Chapman

Sure.

Important Information about the Transaction and Where to Find It

In connection with the proposed transaction between Exxon Mobil Corporation (“ExxonMobil”) and Pioneer Natural Resources Company (“Pioneer”), ExxonMobil and Pioneer will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4 filed by ExxonMobil that will include a proxy statement of Pioneer that also constitutes a prospectus of ExxonMobil. A definitive proxy statement/prospectus will be mailed to stockholders of Pioneer. This communication is not a substitute for the registration statement, proxy statement or prospectus or any other document that ExxonMobil or Pioneer (as applicable) may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF EXXONMOBIL AND PIONEER ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the proxy statement/prospectus (when they become available), as well as other filings containing important information about ExxonMobil or Pioneer, without charge at the SEC’s Internet website (http://www.sec.gov). Copies of the documents filed with the SEC by ExxonMobil will be available free of charge under the tab “SEC Filings” on the “Investors” page of ExxonMobil’s internet website at www.exxonmobil.com or by contacting ExxonMobil’s Investor Relations Department at investor.relations@exxonmobil.com. Copies of the documents filed with the SEC by Pioneer will be available free of charge on Pioneer’s internet website at https:// investors.pxd.com/investors/financials/sec-filings/. The information included on, or accessible through, ExxonMobil’s or Pioneer’s website is not incorporated by reference into this communication.

Participants in the Solicitation

ExxonMobil, Pioneer, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Pioneer is set forth in its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on April 13, 2023, in its Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 23, 2023, in its Form 8-K filed on May 30, 2023, in its Form 8-K filed on April 26, 2023 and in its Form 8-K filed on February 13, 2023. Information about the directors and executive officers of ExxonMobil is set forth in its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on April 13, 2023, in its Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 22, 2023, in its Form 8-K filed on June 6, 2023 and in its Form 8-K filed on February 24, 2023. Additional information regarding the participants in the proxy solicitations and a description of their direct or indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC when they become available.

No Offer or Solicitation

This communication is for informational purposes and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address future business and financial events, conditions, expectations, plans or ambitions, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words, but not all forward-looking statements include such words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. All such forward-looking statements are based upon current plans, estimates, expectations and ambitions that are subject to risks, uncertainties and assumptions, many of which are beyond the control of ExxonMobil and Pioneer, that could cause actual results to differ materially from those expressed in such forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: the completion of the proposed transaction on anticipated terms and timing, or at all, including obtaining regulatory approvals that may be required on anticipated terms and Pioneer stockholder approval; anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the combined company’s operations and other conditions to the completion of the proposed transaction, including the possibility that any of the anticipated benefits of the proposed transaction will not be realized or will not be realized within the expected time period; the ability of ExxonMobil and Pioneer to integrate the business successfully and to achieve anticipated synergies and value creation; potential litigation relating to the proposed transaction that could be instituted against ExxonMobil, Pioneer or their respective directors; the risk that disruptions from the proposed transaction will harm ExxonMobil’s or Pioneer’s business, including current plans and operations and that management’s time and attention will be diverted on transaction-related issues; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; rating agency actions and ExxonMobil and Pioneer’s ability to access short- and long-term debt markets on a timely and affordable basis; legislative, regulatory and economic developments, including regulatory implementation of the Inflation Reduction Act, timely and attractive permitting for carbon capture and storage by applicable federal and state regulators, and other regulatory actions targeting public companies in the oil and gas industry and changes in local, national, or international laws, regulations, and policies affecting ExxonMobil and Pioneer including with respect to the environment; potential business uncertainty, including the outcome of commercial negotiations and changes to existing business relationships during the pendency of the proposed transaction that could affect ExxonMobil’s and/or Pioneer’s financial performance and operating results; certain restrictions during the pendency of the proposed transaction that may impact Pioneer’s ability to pursue certain business opportunities or strategic transactions or otherwise operate its business; acts of terrorism or outbreak of war, hostilities, civil unrest, attacks against ExxonMobil or Pioneer, and other political or security disturbances; dilution caused by ExxonMobil’s issuance of additional shares of its common stock in connection with the proposed transaction; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; changes in policy and consumer support for emission-reduction products and technology; the impacts of pandemics or other public health crises, including the effects of government responses on people and economies; global or regional changes in the supply and demand for oil, natural gas, petrochemicals, and feedstocks and other market or economic conditions that impact demand, prices and differentials, including reservoir performance; changes in technical or operating conditions, including unforeseen technical difficulties; those risks described in Item 1A of ExxonMobil’s Annual Report on Form 10-K, filed with the SEC on February 22, 2023, and subsequent reports on Forms 10-Q and 8-K, as well as under the heading “Factors Affecting Future Results” under the tab “Resources” on the Investors page of ExxonMobil’s website at www.exxonmobil.com (information included on or accessible through ExxonMobil’s website is not incorporated by reference into this communication); those risks described in Item 1A of Pioneer’s Annual Report on Form 10-K, filed with the SEC on February 23, 2023, and subsequent reports on Forms 10-Q and 8-K; and those risks that will be described in the registration statement on Form S-4 and accompanying prospectus available from the sources indicated above. References to resources or other quantities of oil or natural gas may include amounts that ExxonMobil or Pioneer believe will ultimately be produced, but that are not yet classified as “proved reserves” under SEC definitions.

These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the proxy statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Neither ExxonMobil nor Pioneer assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. Neither future distribution of this communication nor the continued availability of this communication in archive form on ExxonMobil’s or Pioneer’s website should be deemed to constitute an update or re-affirmation of these statements as of any future date.